QUALCOMM Incorporated
5775 Morehouse Drive
San Diego, CA 92121-1714
[O] 858-587-1121
[F] 858-658-2500

March 21, 2016

Cecilia Blye, Chief
Office of Global Security Risk
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:    QUALCOMM Incorporated
Form 10-K for the fiscal year ended September 27, 2015
Filed November 4, 2015
File No. 0-19528

Dear Ms. Blye:
This letter is in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) on the above-referenced filing made in your letter dated March 1, 2016, to George S. Davis, Executive Vice President and Chief Financial Officer of Qualcomm Incorporated (along with its subsidiaries, “Qualcomm” or “the Company”).1 Set forth below are the Staff’s comments (in bold), followed by Qualcomm’s response.

1.
We note that your website lists offices in the Middle East. Syria and Sudan, countries that can be understood to be included in references to the Middle East, are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, distributors, resellers, or other direct or indirect arrangements. For instance, you identify Samsung as a significant customer. According to Samsung’s website, it sells products in Syria and Sudan. In addition, FrequencyCheck’s website provides information about Qualcomm 810 smartphone MDP compatibility in Syria, and includes a list of carriers including Syrian company Syriatel. You should describe any products, components, technology or services you have provided, directly or indirectly to Syria and Sudan, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

1We refer to “Qualcomm” for ease of reference. However, Qualcomm Incorporated operates our patent licensing business, QTL, and owns the vast majority of our patent portfolio, while Qualcomm Technologies, Inc., its wholly-owned subsidiary, operates, along with its subsidiaries, substantially all of our products and services businesses, including our semiconductor business, QCT, and substantially all of our research and development functions.

Ms. Cecilia Blye
March 21, 2016

Response: Qualcomm complies with U.S. economic sanctions laws and export regulations applicable to its commercial activities, including those related to countries designated as state sponsors of terrorism. Qualcomm and its subsidiaries do not engage in direct sales of products or the licensing of intellectual property to countries designated as state sponsors of terrorism, including Syria or Sudan. Qualcomm has no subsidiaries or offices in either country. Qualcomm’s contracts and agreements relating to the distribution, resale and licensing of Qualcomm technology obligate distributors, resellers and licensees to comply with applicable restrictions of U.S. economic sanctions and export controls.
Qualcomm’s products include chipsets for mobile telecommunications and computing devices, which are sold to numerous original equipment manufacturers (“OEMs”) and original device manufacturers (“ODMs”), who incorporate them into their products worldwide. Additionally, Qualcomm licenses its intellectual property related to mobile telecommunications to OEMs/ODMs, who use such technology to manufacture their own products. Examples of OEM/ODM products that incorporate Qualcomm products and/or Qualcomm intellectual property include mass market smartphones and tablets designed and manufactured for worldwide distribution.
Qualcomm owns significant intellectual property applicable to products that implement any version of CDMA (Code Division Multiple Access), including WCDMA (Wideband CDMA), and OFDMA (Orthogonal Frequency Division Multiple Access) in mobile communications products, including patents, patent applications and trade secrets. The mobile communications industry generally recognizes that a company seeking to develop, manufacture and/or sell products that use CDMA and/or OFDMA standards will require a patent license from us. Qualcomm’s products, as well as OEM/ODM products that incorporate Qualcomm chipsets or incorporate intellectual property licensed from Qualcomm, are generally manufactured outside the United States, and are intended to be compatible with CDMA and OFMDA networks, wherever located. Such foreign-manufactured items may not be subject to U.S. legal restrictions applicable to Syria or Sudan.
The Qualcomm Snapdragon 810 Mobile Development Platform (“MDP”) mentioned in the Staff’s comments is not a smartphone, but rather is a prototype development device that can be purchased by OEMs/ODMs to enable them to develop a mass market product, such as a smartphone, tablet, watch, etc. It is not an end-item for consumer sale, but is used by device manufacturers to design mass market mobile telecommunications devices that incorporate Qualcomm’s chipsets. Devices manufactured by OEMs/ODMs using a Qualcomm MDP are distributed broadly, and the Snapdragon 810 chipset is compatible with any mobile telecommunications network adhering to global standards. Indeed, the FrequencyCheck website referenced by the Staff shows that the Qualcomm Snapdragon 810 MDP is compatible with mobile networks in virtually every country.
Qualcomm is aware that foreign-made OEM/ODM products incorporating Qualcomm chipsets and/or intellectual property licensed from Qualcomm are marketed for use in Syria and Sudan, but has no knowledge of OEM/ODM products having been sold to Sudan or Syria in violation of U.S. law. Foreign-manufactured OEM/ODM products may not be subject to U.S. export controls

Ms. Cecilia Blye
March 21, 2016

or economic sanctions restrictions. Qualcomm is also aware that some OEMs/ODMs who incorporate Qualcomm products or technology into their products have obtained licenses to supply U.S.-origin mobile telecommunications equipment incorporating Qualcomm products to Syria in the past.
In the past, Qualcomm has obtained U.S. export licenses to provide technical assistance and samples/test items to Syrian carriers, as well as their non-U.S. partners, in connection with the marketing and establishing of CDMA/WCDMA-compliant telecommunications networks in Syria. The U.S. Government has generally maintained a favorable licensing policy with respect to the development of telecommunications capabilities in Syria and Sudan, because telecommunications enhance the ability of the Syrian and Sudanese populations to communicate internally and with the rest of world.

2.
Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Response: Qualcomm licensees have reported extremely low volumes of sales of licensed products sold into Syria and Sudan. Over the past three fiscal years, royalties paid to Qualcomm attributable to reported licensee sales to Sudan and Syria of their foreign-origin equipment based on licensed Qualcomm intellectual property amounted to less than $300,000 in total.
Other than information stemming from royalties, Qualcomm has no direct knowledge regarding sales by OEMs/ODMs of equipment containing Qualcomm products to Sudan or Syria, because customers who purchase our products are not obligated to report the sales of their products to Qualcomm, as it is only a component supplier. However, in light of the fact that both countries have carriers who operate CDMA-compliant networks, it is not unreasonable to conclude that Qualcomm’s customers sell their products into Sudan or Syria.
In light of the relatively small size of the telecommunications industries in Sudan and Syria (perhaps representing 1% to 2% of world mobile device subscribers) in comparison to major regions like China, India, the United States and Europe, sales by Qualcomm’s customers of products incorporating Qualcomm chipsets would presumably represent a similarly minute

Ms. Cecilia Blye
March 21, 2016

portion of our customers’ worldwide sales of their devices, and a correspondingly minute proportion of Qualcomm’s revenue from the sales of such chipsets.
It is extremely unlikely that an investor would consider such revenues material to Qualcomm, which reported over $25 billion in annual revenues in fiscal 2015. It is also unlikely that the receipt of such negligible amounts, which are not attributable to Qualcomm’s sales, but rather are attributable to third-party sales of foreign-manufactured items, would constitute a material risk to Qualcomm’s reputation or share price. The likelihood is low that investors concerned about investing in companies with operations associated with Syria or Sudan would conclude that Qualcomm’s tangential involvement and minimal indirect revenues are material, particularly given U.S. policies favoring telecommunications for such countries.

3.	Please tell us whether any of the contacts with Syria and Sudan you discuss in response to the comments above involve dual use products or components.
Response: Qualcomm products are not sold directly to either of these countries. To the extent OEM/ODM products incorporating Qualcomm chipsets or incorporating intellectual property licensed from Qualcomm are sold in Syria or Sudan, and to the extent such items are subject to the U.S. Export Administration Regulations, they would likely be classified under ECCN 5A992, a unilateral export control classification applied by the U.S to mass market encryption items. These are not “dual use” classifications, which apply to other ECCNs subject to national security controls.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/ John F. Murphy
John F. Murphy
Senior Vice President and Chief Accounting Officer
Qualcomm Incorporated